6/22

07026037

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MoneySupermarket.com Group Plc

*CURRENT ADDRESS Moneysupermarket House
Saint David's Park
Ewloe, Chester CH5 3UZ
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 1 2007
THOMSON
FINANCIAL

FILE NO. 82- 35105

FISCAL YEAR 12/31/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: GBS

DATE : 8/16/07

AR/S
12-31-05

Moneysupermarket.com Financial Group Limited

Directors' report and financial statements

Registered number 3157344

31 December 2005

Contents

Company Information

Incorporated in England and Wales.

Number	3157344
Directors	SJ Nixon DR Cameron NJ Stobbs S Hornsby P Doughty R Mason S Glendinning
Secretary	SJ Nixon
Registered office	Moneysupermarket House St David's Park Ewloe Near Chester CH5 3UZ
Auditors	KPMG Audit Plc St James' Square Manchester M2 6DS

Directors' report

The directors present their annual report and the audited financial statements for the year ended 31 December 2005.

Principal activities

The principal activities of the company and the group during the year were that of the provision of mortgage intermediary services, and through its internet site, Moneysupermarket.com, the introduction of business to financial, insurance, and travel product providers.

Business review

Turnover increased to £68.0 million in the year (*2004: £59.7 million*). Profit before tax of £17.1million *(2004: £15.9 million*) represents a 7.4% increase on an annual basis. All growth has been organic.

During 2005 the business saw the impact of a general slowdown in the rate of growth of consumer credit in the UK market. Revenues in these core financial service areas therefore grew less rapidly than in prior years reducing the overall reported rate of growth. Conversely revenues generated from the second generation search technology, namely Insuresupermarket.com and Travelsupermarket.com, more than doubled over the corresponding period. Utilities and New Car comparison services were launched during 2005 further deepening the products now available to customers using the site. The intermediary business initially slowed in the early part of 2005 reflecting the slowdown in the housing market and the impact of regulation in late 2004. However business volumes increased in the second half and the business finished the year strongly.

The outlook for 2006 looks very promising. A number of new channels will be added and a television advertising campaign undertaken to ensure that the business will continue to grow in 2006.

The group's interest in HL Partnership Limited was disposed of on 6 June 2006 for £193,500. The profit on disposal was £193,500.

Research and development

The Group's research & development expenditure is predominantly associated with computer and internet software systems. Successfully developed software is used to improve and extend the functionality and scope of the Group's internet and intermediary operations.

Results and dividends

The directors recommend the payment of a dividend of £112.93 per ordinary share *(2004: £111.11)*

Directors and directors' interests

The directors who held office during the year were as follows:

SJ Nixon		
DR Cameron		
NJ Stobbs		
S Hornsby		
J Dodd	-	Resigned 31st August 2005
R Mason		
S Glendinning		
P Doughty	-	Appointed 1st September 2005

Directors' report *(continued)*

Directors and directors' interests *(continued)*

The directors who held office at the end of the financial year had the following interests in the ordinary shares of the company according to the register of directors' interests:

	31 December 2005 Ordinary 1p shares	31 December 2005 "A" ordinary 1p shares	31 December 2004 (or on appointment) Ordinary 1p shares	31 December 2004 (or on appointment) "A" ordinary 1p shares
SJ Nixon	45,000	-	45,000	-
DR Cameron	45,000	-	45,000	-
NJ Stobbs	-	1,896	-	1,896
S Hornsby	-	758	-	758
R Mason	-	379	-	379
S Glendinning	-	379	-	379
P Doughty	-	-	-	-

On 9 May 2005 the following directors were granted the rights to subscribe for shares under the rules of the Monesupermarket.com Financial Group Limited Share Option Scheme. This scheme was adopted on 5 May 2005, and the number of shares to which each director has been granted an option is detailed below.

	Number of shares Ordinary 1p shares	Option price	Exercise Period
P Doughty	327	£300.00	9th May 2008 to 9th May 2015
S Glendinning	698	£300.00	9th May 2008 to 9th May 2015
R Mason	698	£300.00	9th May 2008 to 9th May 2015

Political and charitable contributions

The group made no political contributions during the year.

Donations to UK charities amounted to £13,012 (*2004: £12,628*).

Employee involvement

Within the bounds of commercial confidentiality, staff at all levels are kept fully informed of matters that affect the progress of the Group and are of interest to them as employees.

Disabled employees

Disabled employees are given full and fair consideration for all types of vacancy. Should an existing employee become disabled, such steps as are practical and reasonable are taken to retain him/her in employment. Where appropriate, assistance with rehabilitation and suitable training are given. Disabled persons have equal opportunities for training, career development and promotion, except insofar as such opportunities are constrained by the practical limitations of their disability.

Directors' report *(continued)*

Auditors

In accordance with Section 384 of the Companies Act 1985, a resolution for the re-appointment of KPMG Audit Plc as auditors of the company is to be proposed at the forthcoming Annual General Meeting.

By order of the board

SJ Nixon
Secretary

Moneysupermarket House
St David's Park
Ewloe
Near Chester
CH5 3UZ

Statement of directors' responsibilities in respect of the Directors' Report and the financial statements

The directors are responsible for preparing the Directors' Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the group and the parent company financial statements in accordance with UK Accounting Standards.

The group and parent company financial statements are required by law to give a true and fair view of the state of affairs of the group and the parent company and of the profit or loss for that period.

In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

KPMG

KPMG Audit Plc

St James' Square
Manchester
M2 6DS
United Kingdom

Independent auditors' report to the members of Moneysupermarket.com Financial Group Limited

We have audited the group and parent company financial statements (the "financial statements") of Moneysupermarket.com Financial Group Limited for the year ended 31st December 2005 which comprise the Consolidated Profit and Loss Account, the Consolidated and Company Balance Sheets, the Consolidated Cash Flow Statement and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Directors' Report and the financial statements in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities on page 5.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the Directors Report and consider the implications for our report if we become aware of any apparent misstatement within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of Moneysupermarket Financial Group Limited *(continued)*

Opinion

In our opinion the financial statements:

- give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the group's and the parent company's affairs as at 31st December 2005 and of the group's profit for the year then ended; and
- have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
6/05/06

Group profit and loss account

for the year ended 31 December 2005

	Note	2005 £000	2004 £000
Turnover	*1*	**68,036**	59,689
Cost of sales		**(29,311)**	(28,415)
Gross profit		**38,725**	31,274
Administrative expenses		**(22,295)**	(15,987)
Operating profit	*2*	**16,430**	15,287
Interest receivable and similar income	*5*	**636**	598
Interest payable and similar charges		**(1)**	-
Profit on ordinary activities before taxation		**17,065**	15,885
Tax on profit on ordinary activities	*6*	**(5,009)**	(4,799)
Profit on ordinary activities after taxation		**12,056**	11,086
Minority interests		**63**	39
Profit attributable to shareholders		**12,119**	11,125

There were no recognised gains or losses other than those reported above in either the current or preceding financial year.

Group balance sheet
at 31 December 2005

	Notes	2005 £000	2005 £000	2004 £000	2004 £000
Fixed assets					
Tangible assets	8		4,731		4,562
Current assets					
Debtors	10	12,115		10,670	
Investments	11	6,220		2,113	
Cash at bank and in hand		11,561		15,218	
		29,896		28,001	
Creditors: amounts falling due within one year	13	(26,911)		(26,777)	
Net current assets			2,985		1,224
Total assets less current liabilities			7,716		5,786
Creditors: amounts falling due after more than one year	14		(111)		(75)
Net assets			7,605		5,711
Capital and reserves					
Called up share capital	16		1		1
Profit and loss account	17		7,704		5,749
			7,705		5,750
Equity minority interests			(100)		(39)
Equity shareholders' funds			7,605		5,711

These financial statements were approved by the board of directors on 11 August 2006 and were signed on its behalf by:

SJ Nixon
Director

DR Cameron
Director

Company balance sheet
at 31 December 2005

	Notes	2005 £000	2005 £000	2004 £000	2004 £000
Fixed assets					
Tangible assets	*8*		-		-
Investments	*9*		-		-
			-		-
Current assets					
Debtors	*10*	1,459		1,086	
Investments	*11*	6,220		2,113	
Cash at bank and in hand		10,400		15,025	
		18,079		18,224	
Creditors: amounts falling due within one year	*13*	(16,670)		(17,123)	
Net current assets			1,409		1,101
Total assets less current liabilities			1,409		1,101
Net assets			1,409		1,101
Capital and reserves					
Called up share capital	*16*		1		1
Profit and loss account	*17*		1,408		1,100
Shareholders' funds			1,409		1,101

These financial statements were approved by the board of directors on 11 August 2006 and were signed on its behalf by:

SJ Nixon
Director

DR Cameron
Director

Group cash flow statement
for the year ended 31 December 2005

	Note	2005	£000	2004	£000
Net cash inflow from operating activities	*9*		**15,182**		11,781
Returns on investments and servicing of finance					
Interest received		**769**		898	
Interest paid		**(1)**		-	
			768		598
Taxation					
UK corporation tax paid			**(4,692)**		(3,298)
Capital expenditure					
Payments to acquire tangible fixed assets		**(960)**		(944)	
			(960)		(944)
Dividends Paid			**(9,875)**		-
Net Cash Inflow before financing			**423**		8,137
Financing					
Repayment of bank loan		**(9)**		-	
Subordinated loan		**36**		75	
			27		75
Net cashflow before use of liquid resources			**450**		8,212
Management of liquid resources – short term deposits			**(4,107)**		(2,113)
(Decrease)/Increase in cash			**(3,657)**		6,099

The notes to this statement are included in note 20.

Notes

(forming part of the financial statements)

1 Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the company's financial statements.

Basis of preparation

The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost accounting rules.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary undertaking made up to 31 December 2005. The acquisition method of accounting has been adopted.

The Company is exempt under s230(4) of the Companies Act 1985 from the requirement to present its own profit and loss account.

Turnover

Internet business

The group generates fees from internet lead generation through a variety of contractual arrangements. The group's policy is to recognise turnover and associated costs in the period that the lead was generated and transferred to the end customer.

Intermediary business

Commissions are recognised on completed transactions in the period that a transaction completes.

Turnover is recognised net of value added tax.

Recharged expenses

Employees are paid by the parent company and their salary and overhead costs are recharged to the appropriate subsidiary company.

Fixed assets and depreciation

Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Long leasehold land	-	Nil
Long leasehold buildings	-	2%
Computer equipment	-	33.3% straight line
Fixtures and fittings	-	20% straight line
Office equipment	-	20% straight line

Deferred taxation

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Notes *(continued)*

1 Accounting policies *(continued)*

Research and development

Research and development costs are written off to the profit and loss account in the year in which they are incurred.

Pension costs

The Group operates a stakeholder pension scheme. Pension costs are charged to the profit and loss account as they occur.

Related parties

The company has taken advantage of the exemption in FRS8 and has therefore not disclosed transactions with subsidiaries which form part of the group.

2 Profit on ordinary activities before taxation

	2005 £000	2004 £000
Profit on ordinary activities before taxation is stated after charging/(crediting)		
Depreciation	**790**	689
Auditors' remuneration:		
Audit	**38**	37
Other services	**26**	52
Loss on disposal of fixed assets	**1**	43
Research and development costs	**710**	380

3 Remuneration of directors

	2005 £000	2004 £000
Directors' emoluments	**6,991**	2,727
Company contributions to money purchase pension schemes	**3**	2
	6,994	2,729

Retirement benefits are accruing to 2 (*2004: 3*) directors under money purchase schemes.

The aggregate of emoluments and amounts receivable under long term incentive schemes of the highest paid director was £5,567,000 *(2004:£1,932,000)*

Notes *(continued)*

4 Staff numbers and costs

The average number of persons employed by the group (including directors) during the year, analysed by category, was as follows:

	Number of employees	
	2005	2004
Administration	**306**	256

The aggregate payroll costs of these persons were as follows:

	2005	2004
	£000	£000
Wages and salaries	**14,129**	10,468
Social security	**1,554**	922
Pension costs	**11**	9
	15,694	11,399

5 Interest receivable and similar income

	2005	2004
	£000	£000
Investment income	**216**	-
Bank interest	**420**	598
	636	598

Notes *(continued)*

6 Taxation

Analysis of charge in period

	2005 £000	2004 £000
UK corporation tax		
Current tax on income for the period	**5,128**	4,993
Adjustments in respect of prior periods	**(102)**	(2)
	5,026	4,991
Deferred tax:		
Origination and reversal of timing differences	**(17)**	(38)
Adjustments in respect of prior periods	-	(154)
Tax on profit on ordinary activities	**5,009**	4,799

Factors affecting the tax charge for the current period

The current tax charge for the period is lower (*2004: higher*) than the standard rate of corporation tax in the UK 30% (*2004: 30%).* The differences are explained below.

	2005 £000	2004 £000
Profit on ordinary activities before tax	**17,065**	15,885
Current tax at 30% (*2004: 30%)*	**5,120**	4,766
Effects of:		
Expenses not deductible for tax purposes	**(8)**	189
Capital allowances for period in deficit of depreciation	**26**	23
Timing differences	**(10)**	15
Adjustments to tax charge in respect of previous periods	**(102)**	(2)
Total current tax charge (see above)	**5,026**	4,991

7 Dividends

The aggregate amount of dividends comprises:

	2005 £000	2004 £000
Interim dividends paid in the financial year in respect of the current year	**152**	125
Dividends in respect of the year recognised as a liability at the year end	**10,012**	9,875
	10,164	10,000

The aggregate amount of dividends proposed and recognised as liabilities as at the year end is £10,012,000 (*2004: £9,875,000*).

Notes *(continued)*

8 Tangible fixed assets

Group	Long leasehold land £000	Long leasehold property £000	Computer equipment £000	Fixtures and fittings £000	Office equipment £000	Total £000
Cost						
At 1 January 2005	338	3,088	2,239	243	92	6,000
Additions	131	34	779	3	13	960
Disposals	-	-	(136)	-	-	(136)
At 31 December 2005	469	3,122	2,882	246	105	6,824
Depreciation						
At 1 January 2005	-	117	1,201	75	45	1,438
Charge for year	-	61	667	48	14	790
On disposals	-	-	(135)	-	-	(135)
At 31 December 2005	-	178	1,733	123	59	2,093
Net book value						
At 31 December 2005	**469**	**2,944**	**1,149**	**123**	**46**	**4,731**
At 31 December 2004	338	2,971	1,038	168	47	4,562

No tangible fixed assets are held by the Company.

Notes *(continued)*

9 Fixed asset investments

Company

	Shares in group undertakings
Shares	**£**
Cost	
At beginning of year	14
Additions	-
At end of year	14

The principal companies in which the company's interest at the year end is more than 20% are as follows:

	Country of incorporation	Principal activity	Class and percentage of shares held
Subsidiary undertakings			
M2 Mortgage Club Limited	England and Wales	Mortgage facilitators	Ordinary 100%
Mortgage 2000 Design & Processing Limited	England and Wales	Mortgage Brokers and Processors	Ordinary 100%
Moneysupermarket.com Limited	England and Wales	Internet sales of Financial, Travel and Insurance Products	Ordinary 100%
Dotcom Travel Limited (formerly Mortgage 2000 Limited)	England and Wales	Dormant	Ordinary 100%
1st Source Partnership Limited	England and Wales	Auxilliary financial intermediary	Ordinary 100%
Mortgage 2000 Limited (formerly Mortgage 2000 Intermediary Network Limited)	England and Wales	Auxilliary financial intermediary	Ordinary 100%
View My Accounts Limited	England and Wales	Dormant	Ordinary 100%
Travelglobe.co.uk Limited	England and Wales	Dormant	Ordinary 100%
HL Partnership Limited*	England and Wales	Auxilliary financial intermediary	Ordinary 50%

All of the above companies are included in the consolidation.

*Investment held through intermediary company

HL Partnership Limited was disposed of on 6 June 2006 for £193,500. The profit on disposal was £193,500.

Notes *(continued)*

10 Debtors

	Group		Company	
	2005	2004	**2005**	2004
	£000	£000	**£000**	£000
Trade debtors	**10,870**	9,677	-	-
Amounts owed by group undertakings	-	-	**1,286**	295
Corporation tax	-	-	-	493
Other debtors	**743**	551	**171**	290
Prepayments and accrued income	**307**	264	-	2
Deferred tax (note 10)	**195**	178	**2**	6
	12,115	10,670	**1,459**	1,086

All debtors fall due within one year.

11 Deferred tax asset

Group	**2005**	2004
	£000	£000
Accelerated capital allowances	**189**	163
Short term timing differences	**6**	15
	195	178
As at 1 January 2005	**178**	(14)
Profit and loss account	**17**	192
As at 31 December 2005	**195**	178

Company	**2005**	2004
	£000	£000
Short term timing differences	**2**	6
	2	6
As at 1 January 2005	**6**	(14)
Profit and loss account	**(4)**	20
As at 31 December 2005	**2**	6

Notes *(continued)*

12 Short term investments

	Group		Company	
	2005	2004	**2005**	2004
	£000	£000	**£000**	£000
Short term deposits	**6,220**	2,113	**6,220**	2,113

At the end of the year the company held short term investments in an open ended investment company fund, and in an insurance bond that matures in June 2006.

13 Creditors: amounts falling due within one year

	Group		Company	
	2005	2004	**2005**	2004
	£000	£000	**£000**	£000
Bank loans and overdrafts	**-**	9	**-**	-
Trade creditors	**8,756**	9,265	**16**	30
Amounts owed to group undertakings	**-**	-	**4,544**	5,860
Corporation tax	**2,322**	2,005	**68**	-
Taxation and social security	**1,107**	1,448	**521**	346
Other creditors	**1,515**	734	**1,143**	659
Accruals and deferred income	**3,199**	3,316	**366**	228
Proposed dividend	**10,012**	10,000	**10,012**	10,000
	26,911	26,777	**16,670**	17,123

14 Creditors: amounts falling due after more than one year

	Group		Company	
	2005	2004	**2005**	2004
	£000	£000	**£000**	£000
Bank loans and overdrafts	**111**	75	**-**	-
	111	75	**-**	-

Analysis of debt:	Group		Company	
	2005	2004	**2005**	2004
	£000	£000	**£000**	£000
Debt can be analysed as falling due:				
Between two and five years	**111**	75	**-**	-

The bank loans and overdrafts figure relates to subordinated interest free loans due by HL Partnership Limited to its shareholders. These loans are due not less than two years from a date of notice being given by HL Partnership Limited to the lenders and the Financial Services Authority. At 31 December 2005 such notice had not been given.

Notes *(continued)*

15 Related party transactions

Transactions with directors

During the year, cash has been advanced to certain directors of the company. The maximum balances outstanding during the year, and the balances as at 31st Dec 2005 were:

	Maximum Balance	Balance at 31st Dec 2005
SJ Nixon	£5,008,790	Nil
DR Cameron	£5,003,115	Nil

Abacus Permanent Limited/ Virtual Processing Limited

SJ Nixon is a director and one of the controlling shareholders of these companies. He is also a director of Abacus Permanent Limited and Virtual Processing Limited and the controlling shareholder of Unique e-ventures Limited, the parent undertaking of Abacus Permanent Limited and Virtual Processing Limited.

Transactions and balances

Transactions and balances with these two companies were as follows:

		Balances as at	
	Management charges to	**31 December 2005**	**31 December 2004**
	£	**£**	**£**
Abacus Permanent Limited	**409,556**	(740,746)	(451,397)
Virtual Processing Limited (formerly known as Soft Packaging Limited)	**194,537**	171,141	164,794

16 Called up share capital

	31 December 2005		**31 December 2004**	
	Number of shares	**£**	**Number of shares**	**£**
Authorised				
Ordinary shares of £0.01 each	**100,000**	**1000**	100,000	1,000
'A; ordinary share of £0.01 each	**10,000**	**100**	10,000	100
Allotted, called up and fully paid				
Ordinary shares of £0.01 each	**90,000**	**900**	90,000	900
'A; ordinary share of £0.01 each	**4,796**	**48**	4,796	48
	94,796	**948**	94,796	948

'A' ordinary shares

'A' ordinary shares of £0.01. The holders of 'A' ordinary shares are not entitled to receive any dividend or distribution. The shares have no voting rights. The capital and assets of the company on a winding up or other return of capital shall be applied pari passu among the holders of both classes of share.

Notes *(continued)*

17 Profit and loss account

	Group £000	Company £000
As at 1 January 2005	5,749	1,100
Profit for the year	12,119	10,472
Dividends	(10,164)	(10,164)
As at 31 December 2005	**7,704**	**1,408**

18 Reconciliation of movements in shareholders' funds

	Group		Company	
	31 December 2005 £000	31 December 2004 £000	**31 December 2005 £000**	31 December 2004 £000
Profit for the financial year attributable to shareholders	**12,119**	11,125	**10,472**	9,862
Dividends	**(10,164)**	(10,000)	**(10,164)**	(10,000)
	1,955	1,125	**308**	(138)
Opening shareholders' funds	**5,750**	4,625	**1,101**	1,239
Closing shareholders' funds	7,705	5,750	**1,409**	1,101

19 Guarantees

There is an inter-company guarantee in favour of The Royal Bank of Scotland plc between Moneysupermarket.com Financial Group Limited, Mortgage 2000 Design & Processing Limited, Mortgage 2000 Limited (formerly M2 EMP Limited), M2 Mortgage Club Limited and Moneysupermarket.com Limited.

Notes *(continued)*

20 Cash Flow

(i) Reconciliation of operating profit to net cash inflow from operating activities

	31 December 2005 £000	31 December 2004 £000
Operating profit	16,430	15,287
Depreciation of tangible fixed assets	790	689
Loss/(profit) on disposal of fixed assets	2	43
Increase in debtors	(1,720)	(4,754)
(Decrease)/Increase in creditors	(320)	516
Net cash inflow from operating activities	15,182	11,781

(ii) Reconciliation of net cash inflow to movement in net funds

	31 December 2005 £000	31 December 2005 £000	31 December 2004 £000	31 December 2004 £000
(Decrease)/Increase in cash in the year	(3,648)		6,108	
Cash outflow from decrease in debt and lease financing	(9)		-	
Movement in the year		(3,657)		6,108
Net funds at 1 January 2005		15,218		9,110
Net funds at 31 December 2005		11,561		15,218

(iii) Analysis of changes in net debt

	At 1 January 2005 £000	Cash Flows £000	Other changes £000	At 31 December 2005 £000
Cash at bank and in hand	15,218	450	(4,107)	11,561

Other changes relate to the management of liquid resources. At the end of the year the company had £6,220,000 (*2004: £2,113,000*) invested in an open ended liquidity fund and an insurance bond that matures in June 2006.

21 Pension scheme

The group operates a stakeholder pension scheme. The pension charge for the period was £11,213 (*2004: £8,518*).

Contributions totalling £5,192 (*2004: £3,685*) were payable to the fund at the year end and are included in creditors.

END